Clutterbug Move Management, Inc.
29 Church Street
South Orange, New Jersey 07079
(201) 317-6922

October 8, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Clutterbug Move Management, Inc. Registration Statement on Form S-1 File No. 333-187248

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of the Registration Statement on Form S-1 for Clutterbug Move Management, Inc., File No. 333-187248, to 5:00 p.m., Eastern Time, on Thursday, October 10, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CLUTTERBUG MOVE MANAGEMENT, INC.

By:	/s/ Victoria Young
Name:	Victoria Young
Title:	Chief Executive Officer